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                                                                     EXHIBIT 4.1


                                 DESCRIPTION OF
                   J. ALEXANDERS CORPORATION 1999 LOAN PROGRAM

                               PROGRAM ELIGIBILITY

         At its meeting on November 8, 1999, the Board of Directors of J. Alexander's Corporation (the "Company") approved the 1999 Loan Program (the "Program"). The Program is being made available to all regular full-time employees of the Company and to all regular part-time employees of the Company who have five or more years of service as of November 22, 1999. In the event that shares of the Company's common stock, $.05 par value per share (the "Common Stock") remain available for purchase under the Program after participating employees have been allotted the appropriate number of shares, directors who are not otherwise employed by the Company ("Outside Directors") may participate in the Program and purchase the remaining shares on a pro rata basis. In no event, however, shall any Outside Director borrow more than $100,000 pursuant to the Program. The Program is not available to those employees who are on probation or who are employed (i) to perform a specific assignment, (ii) for a period of time of limited duration, (iii) at a location, business unit or division that is being closed, or (iv) who have failed, when required, to execute and deliver a nondisclosure agreement. All requests by eligible employees to participate in the Program are subject to approval, disapproval or reductions in loan amount by certain officers of the Company, including the President, Chief Executive Officer, Chief Financial Officer, Secretary and any Vice-President (the "Officers").

                             LEVELS OF PARTICIPATION

         In order to participate in the Program, a participant must agree to borrow a minimum of $10,000. If an employee's base salary is less than $50,000, the maximum amount of the Loan to the employee under the Program will be limited to 50% of the employee's base salary. If an employee's base salary is greater than or equal to $50,000, the maximum amount of the Loan available to the employee under the Program will be limited to 100% of base salary. The actual amount of shares purchased under the Program (and, thus, the actual amount of the Loan to a participant) may be affected by the ability of the Company to pro rate purchases in certain circumstances. See "Method of Purchases." The Compensation Committee or the Officers may, in their sole discretion and if requested, approve a greater amount.

                                   LOAN TERMS

AMOUNT

         The Loan to an employee will be in an original principal amount equal to $10,000 and increments above that amount of $2,500, as selected by the employee. The Loan will be unsecured but will be full recourse to the employee. This means the Loan will represent an unconditional promise to repay the principal amount borrowed plus accrued interest irrespective



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of the value of the shares of Common Stock purchased pursuant to the Plan. The
Loan will mature on December 31, 2006. Loans may become due and payable at earlier times upon the occurrence of certain events. See "Other Terms" below.

INTEREST

         The Loan will accrue interest from the later of the date of the last purchase of shares under the Program or December 6, 1999 ("Closing") until paid in full at a rate of 3% per year. The interest rate may increase in the event any of the shares (including Special Stock Bonus Awards, as hereinafter defined) acquired under the Program are sold, pledged or otherwise transferred or, unless certain arrangements are made, if any of such shares are withdrawn from the participant's account with J.C. Bradford & Co. (the "Investing Broker"). See "Other Terms" below.

PAYMENTS

         Payment amounts will be based on a 3% interest rate per annum. The interest will be payable quarterly, with payment due on March 31, June 30, September 30, and December 31, of each year (each date individually a "Payment Date"), until December 31, 2006, at which time there will be a "balloon" payment of the unpaid interest and the entire principal amount due. Notwithstanding the foregoing, in the event that a participant receives from the Company bonus compensation, that amount of principal equal to 30% of such bonus shall become immediately due and payable.

         The following examples illustrate these payment terms.

         EXAMPLE 1:        If an employee borrows $10,000, beginning with the
                           Payment Date following the Closing, the employee would repay $75.00 per quarter (i.e., every three months) until December 31, 2006. At that time an additional payment of $10,000 representing the principal balance of the Loan will also be due and payable.

         EXAMPLE 2:        An employee borrows $10,000. The quarterly
                           payments are illustrated in Example 1 above. One year later, the employee receives a bonus from the Company of $2,500. A payment of $750 would become immediately due and payable, reducing the amount of principal owed to $9,250. Thereafter, a payment amount of $69.37 would be due on each Payment Date through December 31, 2006. On December 31, 2006, an additional payment of $9,250, representing the remaining principal balance of the Loan, will also become due and payable.




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OTHER TERMS

         All Loans under the Program may be prepaid at any time. Prepayments will be applied first to accrued but unpaid interest and then to principal.

         A Loan will become due and payable at the option of the Company in the event of (i) the failure by an employee to make any payment when due; (ii) an employee's insolvency, application for appointment of receiver, filing of a petition under any bankruptcy law or the making of an assignment for the benefit of creditors; (iii) an employee's death or long-term disability or (iv) termination of employment with the Company or its subsidiaries, whether voluntary or involuntary, except that if, at the time of termination, the employee pledges the Common Stock acquired under the Program (including the Special Stock Bonus Award and if vested, the Restricted Stock Award, each as hereinafter defined) or provides other collateral acceptable to the Company to secure the Loan, the Company will not cause the Loan to become due and payable before 90 days following such termination.

         Because the Program is designed to encourage employee ownership of Common Stock, if any shares of Common Stock acquired by a participant under the Program (including the Special Stock Bonus Award and the Restricted Stock Award) are sold, pledged (other than to the Company) or otherwise transferred, the interest rate on the Loan will be immediately adjusted to a "market rate" which the Company has determined to be the Prime Rate, as announced by Bank of America, N.A., plus 7%, and payments will also commence immediately at the higher rate. The next payment which would otherwise be due will be immediately due and payable, and the remaining quarterly payment amounts will be increased to reflect the higher rate on the Loan. If a participant withdraws any such shares from his or her account with the Investing Broker, the participant must make arrangements satisfactory to the Company regarding the registration and/or custody of the share certificates so that the Company can determine the interest rate and payment terms applicable to the participant's Loan; a failure to make such arrangements will result in the interest rate and payment terms being adjusted as described above. A participant shall not be deemed to have transferred or withdrawn shares acquired under this Program so long as the number of shares held in the participant's account with the Investing Broker is not less than the number of shares acquired under this Program (including the Special Stock Bonus Award).

         The Company will consider waiving the foregoing interest rate adjustment if the purpose of the sale is (x) to fund a medical emergency or other financial hardship, (y) to fund an educational need or (z) to pay the exercise price of Company stock options. In the event the proceeds of the sale are used to fund an educational need, the Company will not consider a waiver unless the then-existing market price of the shares to be sold is less than or equal to 50% of the excess of (a) the then-existing market price of all of the shares acquired by the employee under this Program (including the Special Stock Bonus Awards and the Restricted Stock Award) over (b) the then-existing balance of the Loan. Any decision to waive the interest rate adjustment is solely within the Company's discretion and must be made in advance by the Company's Human Resources Department. If shares acquired under the Program are used to pay the exercise price



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of Company stock options and if a participant deposits into his or her account with the Investing Broker a number of shares obtained upon exercise of an option equal to the number of shares used to pay the exercise price of an option, no interest rate adjustment will result from such transfer.

         Neither a Loan nor any rights or obligations thereunder will be transferable by the participant except by will or the laws of descent and distribution. The promissory note evidencing the Loan may be sold or transferred by the Company.

                            SPECIAL STOCK BONUS AWARD

         Participants in the Program (other than Outside Directors) will receive a stock bonus of one share of Common Stock for every 20 shares of Common Stock purchased under the Program (a "Special Stock Bonus Award"). This Special Stock Bonus Award will be issued pursuant to the Company's Employee Stock Incentive Plan (the "Plan"). Special Stock Bonus Awards will be rounded to the nearest whole number of shares. The timing of the delivery of a Special Stock Bonus Award to or on behalf of a participant shall be as determined by the Officers. No Special Stock Bonus Award will be made for an increase or decrease in a number of shares of Common Stock held resulting solely from a subdivision or consolidation of shares, the payment of a stock dividend, a stock split or other change in capitalization. Special Stock Bonus Awards will be appropriately adjusted to reflect the effects of such a change.

                             RESTRICTED STOCK AWARD

         Participants in the Program (other than Outside Directors) will receive, in addition to the Special Stock Bonus Award described above, a bonus of one share of restricted Common Stock for every 20 shares of Common Stock purchased under the Program (a "Restricted Stock Award"). Each Restricted Stock Award will be issued under the Plan, and will vest at the rate of 20% of the number of shares covered by such award on each of the second through the sixth anniversaries of the later of (i) December 6, 1999 or (ii) the date of the last purchase of shares under the Program. Upon the occurrence of any of the following events, that portion of a participant's Restricted Stock Award that has not previously vested shall be immediately forfeited: (i) termination of the participant's employment with the Company or its subsidiaries, whether voluntary or involuntary (including by death or disability), (ii) except in the limited circumstances described below, any shares of Common Stock acquired by the participant under the Program (including the Special Stock Bonus Award and the vested portion, if any, of the Restricted Stock Award) are sold, pledged (other than to the Company) or otherwise transferred, or (iii) unless the participant makes satisfactory arrangements with the Company as described under "Other Terms" above, the participant withdraws any shares referred to in clause (ii) above from his or her account with the Investing Broker.



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         The Company will consider waiving the forfeiture of the unvested portion of the Restricted Stock Award in the event of a sale described in clause
(ii) above if the purpose of the sale is (x) to fund a medical emergency or other financial hardship, (y) to fund an educational need or (z) to pay the exercise price of Company stock options. In the event the proceeds of the sale are used to fund an educational need, the Company will not consider a waiver unless the then-existing market price of the shares to be sold is less than or equal to 50% of the excess of (a) the then-existing market price of all of the shares acquired by the employee under this Program (including the Special Stock Bonus Awards and the Restricted Stock Award) over (b) the then-existing balance of the Loan. Any decision to waive the forfeiture of a Restricted Stock Award is solely within the Company's discretion and must be made in advance by the Company's Human Resources Department. If shares acquired under the Program are used to pay the exercise price of Company stock options and if a participant deposits into his or her account with the Investing Broker a number of shares obtained upon exercise of an option equal to the number of shares used to pay the exercise price of an option, no forfeiture will result from such transfer.

         Restricted Stock Awards will be rounded to the nearest whole number of shares and will, when vested, be deposited directly into the participant's account with the Investing Broker. The timing of the delivery of a Restricted Stock Award on behalf of a participant shall be as determined by the Officers of the Company. No Restricted Stock Award will be made for an increase in the number of shares of Common Stock held resulting solely from a subdivision or consolidation of shares, the payment of a stock dividend, a stock split or other change in capitalization. Restricted Stock Awards will be appropriately adjusted to reflect the effects of such a change.

         During the period of restriction, participants holding Restricted Stock Awards may exercise all voting rights with respect to the shares covered thereby and are entitled to receive all dividends and other distributions paid with respect to those shares. The unvested portion of a Restricted Stock Award may not be sold, pledged or otherwise transferred or withdrawn from the participant's account with the Investing Broker.

                               METHOD OF PURCHASES

         In order to participate in the Program, each eligible participant must complete and return the enclosed Enrollment Agreement to Human Resources no later than DECEMBER 6, 1999. Upon execution of the Enrollment Agreement, the participant irrevocably agrees, subject to any applicable disclosure requirements, to borrow the amount indicated in the Enrollment Agreement and agrees to execute and deliver promissory notes and other agreements that the Company deems necessary or appropriate to implement the Program. Each Enrollment Agreement is subject to acceptance or rejection by the Company, in whole or in part. The Company will begin accepting Enrollment Agreements as soon as reasonably practicable and will instruct the Investing Broker to begin purchasing shares of Common Stock under the Program. The purchase price for a participant's stock will be determined by the average price paid for all of the Common



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Stock purchased for all participants pursuant to the Program. Shares acquired under this Program will be purchased by the Investing Broker either in the open market or in privately negotiated transactions.

         When executing an Enrollment Agreement a participant may indicate whether he or she wishes to participate if the average per share purchase price exceeds certain limits ($3 or $4 per share or no limit). If the limit chosen by a participant is exceeded none of the participant's request will be filled. If no election is made the participant will be deemed to have selected no limit on the average per share purchase price for purposes of such participant's enrollment in the Program.

         The maximum aggregate number of shares available for purchase under the Program is 400,000 and the maximum aggregate amount of loans authorized is $1 million. In the event the aggregate purchases requested by participants exceeds the Program's capacity or if the purchase price or time required to complete purchases becomes excessive, in the judgment of the Officers of the Company, the amounts requested by employees may be reduced pro rata. Any such reduction shall not affect an employee's ability, based on the amount he or she requested, to participate in the Program (see "Levels of Participation").

         A participant will have full shareholder rights with respect to shares of Common Stock acquired pursuant to the Program including the right to vote the shares. A participant has the right to sell, pledge or otherwise dispose of such shares, however such actions may result in a higher interest rate being thereafter charged on the Loan.





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